FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Alternative mode of action for herbicide tolerance now in co-development by Syngenta and Bayer CropScience”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Michael Edmond Isaac Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA+1 202 737 6520

Basel, Switzerland, April 7, 2011

Alternative mode of action for herbicide tolerance now in co-development by Syngenta and Bayer CropScience

•	Joint development of HPPD soybean trait

•	New tool to combat weed resistance

Syngenta and Bayer CropScience announced today a co-development agreement on an HPPD herbicide tolerance trait for soybeans. The trait is in early development with launch in North America expected in the second half of this decade. By incorporating tolerance to HPPD herbicides, and thereby enabling the use of leading weed control products, the new trait will provide a powerful mode of action for weed control and the management of weed resistance, particularly to glyphosate. The trait will have significant potential for out-licensing as well as in the companies’ respective branded seeds businesses.

“The HPPD trait will be an important new tool for soybean growers faced with increasing pressure from resistant weeds,” said Davor Pisk, Syngenta Chief Operating Officer. “It will broaden the trait options available to growers and expand the market opportunity for our leading herbicide mesotrione, branded CALLISTO®. The introduction of this technology will substantially improve soybean productivity.”

“Through this collaboration we will be able to further complement our HPPD herbicide portfolio such as Balance® and Laudis® and our trait pipeline for soybeans with yet another solution for improved grower productivity and sustainability,” said Lykele van der Broek, Chief Operating Officer of Bayer CropScience. “HPPD technology will complement our resistance breaking LibertyLink® trait and will provide powerful alternatives to other herbicide tolerance products in development.”

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 7, 2011 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	April 7, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title :	Deputy Head Shareholder Services & Group Administration